UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of January, 2010
Commission File Number 000-31212
Metal Storm Limited
(Translation of registrant’s name into English)
Building 4, 848 Boundary Road, Richlands,
Queensland, Australia 4077

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F       ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes       ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Metal Storm Limited
ABN 99 064 270 006

PO Box 128
Richlands Qld 4077
Tel: +61 (0) 7 3123 4700
Fax: +61 (0) 7 3217 0811

Web Site: www.metalstorm.com
Email Address: msau@metalstorm.com
4 January 2010
By email: patrick.o’connor@asx.com.au
Mr Patrick O’Connor
Senior Adviser, Issuers (Brisbane)
ASX Limited
Riverside Centre
123 Eagle Street
BRISBANE QLD 4000
Dear Sir,
METAL STORM LIMITED — REQUEST FOR TRADING HALT UNDER LISTING RULE 17.1
Metal Storm Limited (Metal Storm or Company) requests a trading halt of its ordinary shares, secured convertible notes and interest bearing convertible notes from the commencement of trading today, Monday 4 January 2010 until the close of trading on Tuesday 5 January 2010 or earlier announcement by the Company.
In accordance with Listing Rule 17.1, I advise that:
(a)	Metal Storm expects to be able to make an announcement in respect to the conclusion of present funding negotiations.

Accordingly, the company seeks the trading halt to allow time for this to be concluded.

(b)	Metal Storm is seeking the trading halt to maintain an orderly market in the trading of the Company’s securities;

(c)	Metal Storm requests the trading halt until the earlier of when it makes an announcement to the market concerning the agreement or the commencement of trading on Wednesday 6 January 2010; and

(d)	Metal Storm is not aware of any reason why the suspension should not be granted.
If you have any further questions, please do not hesitate to contact me.
Yours sincerely,
METAL STORM LIMITED
PR WETZIG
Company Secretary

METAL STORM LIMITED ACN 064 270 006

METAL STORM SIGNS A$20.2M FINANCE DEAL WITH INSTITUTIONAL INVESTOR

BRISBANE, 5 January 2010 – Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
Metal Storm Limited is pleased to announce that it has entered into an agreement in relation to an AU$20.2 million equity line of credit (LOC) facility from UK based investment fund Global Emerging Markets (GEM) Global Yield Fund to provide funds for the commercialisation of Metal Storm’s core defence technology products.
Global Emerging Markets Limited, (www.gemny.com), was founded in 1991. GEM is a $3.4b investment group having completed 275 transactions in 55 countries. The firm is an alternative investment group that manages a diverse set of investment vehicles across the world. GEM’s funds include: CITIC/GEM Fund; VC Bank/GEM Mena Fund; Kinderhook; GEM India and Banco Pine/GEM Funds.
UK-based Empire Equity Ltd (EEQ) acted as the Company’s corporate advisors in connection with the transaction.
GEM’s LOC is an equity-based funding agreement between GEM and Metal Storm that allows the Company to draw down up to a pre-specified amount and repay the draw-down in tradeable stock.
The facility amount of up to AU$20.2M is being made available to the Company. Initially, up to $800,000 (Tranche One) will be advanced to the Company 10 business days after Metal Storm issues the first Draw Down Notice, which it intends to issue today.
Subsequently the Company can choose to initiate draw downs at a frequency of up to one draw down per 15 trading days. The Company can also choose, at its sole discretion, between the following two draw down types to suit its capital needs and market conditions at the time:
•	A cash advance equivalent to between 350% and 1,400% of the 15-day average trading volume (the size of advance between these bounds being determined by GEM),

•	A cash advance of up to $400,000 (which can be increased to a maximum of $800,000 at the discretion of GEM).
Shares will be issued at 90% of the 15 day volume weighted average price of the Company’s shares (VWAP) for the 15 days immediately following the date the Company issues a draw down notice (except Tranche One which is a 10 day VWAP).

In addition the Company will issue GEM one option for every five shares issued. Options will have a three-year term and an exercise price of $0.035. GEM’s funding will be supported by stock lending arrangements in the Company’s shares, which will be used by GEM to assist in funding the advances.
The Tranche One shares will be issued to EEQ on execution of the definitive agreements. EEQ has agreed to transfer the shares to GEM. The Tranche One options will be issued directly to GEM. Tranche One will proceed without shareholder approval because it is not required under Listing Rule 7.1 limit. However shareholder approval will be sought for the remainder of the facility and associated share and option based fees.
The issue of securities more than 3 months after shareholder approval will require a waiver to listing rule 7.3, which the Company will be applying for but cannot guarantee it will obtain. If the waiver is not granted, the Company will be required to hold further shareholder meetings to gain further approvals from time to time.
The Company will pay GEM a fee of 1.5% of the facility value in shares upon shareholder approval, or a $200,000 break fee if shareholders do not approve the transaction at the first meeting. In addition the Company will pay a fee to Empire Equity Ltd of 5% of the facility value in shares upon shareholder approval, or a $200,000 break fee if shareholders do not approve the transaction at the first meeting. EEQ has also been offered the opportunity to appoint a person to the Metal Storm Board.
The GEM LOC provides Metal Storm with funding for approximately 24 to 36 months, depending on the size of each draw down. The split between compliance, administrative and product development/marketing (“commercialisation”) costs will also vary based on the size of each draw down. However, if the facility performs as expected, the Company anticipates that approximately 60% of the drawn down funds will be channelled into commercialisation.
As the level of commercialisation activity provided for by the GEM LOC is likely to be lower in cash terms than in previous years, the Company does intend to seek additional investment to increase the scale and speed of its commercialisation activity.
Metal Storm Chairman, Mr Terry O’Dwyer, said that the Company’s financial position was now more stable with the GEM facility in place.
“The Company can now re-focus its efforts on development and commercialisation”, he said.
Metal Storm CEO, Dr Lee Finniear said that the Company has gone through a very difficult financial period but despite this the engineering development has continued to make progress.
“The commitment to the future success of the Company by staff and the executive remains strong, and despite the uncertainty with funding the team has maintained high morale and determination” he said.

In 2010 we intend to continue to apply the focus and discipline that has been necessary during the last year” he added.
As announced on 16 December 2009, the Company does not intend to pursue the Assure Fast Holdings Limited BVI funding proposal.
ENDS
Company Contact:
Australia
Mr Terry O’Dwyer — Chairman, Metal Storm Limited – Ph +61 7 3031 1300
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
About GEM Group
Global Emerging Markets Limited, www.gemny.com, was founded in 1991. GEM is a $3.4b investment group having completed 275 transactions in 55 countries. The firm is an alternative investment group that manages a diverse set of investment vehicles across the world. GEM’s funds include: CITIC/GEM Fund; VC Bank/GEM Mena Fund; Kinderhook; GEM India and Banco Pine/GEM Funds.
Contact:
Warren P. Baker, III — wbaker@gemny.com — The Global Emerging Markets Group (GEM)

METAL STORM LIMITED ACN 064 270 006

Notice under Section 708A(5)(e) of the Corporations Act
Brisbane, Australia — Tuesday, 5 January 2010: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
On Tuesday, 5 January 2010 Metal Storm Limited (Company) proposes to issue 44,444,444 fully paid ordinary shares (Shares) pursuant to a Subscription agreement with Global Emerging Markets Limited.
The Company relies on case 1 in section 708A (5) of the Corporations Act 2001 (Act) in respect of the issue of the Shares.
The Company gives notice under paragraph (5)(e) of section 708A of the Act that:
1.	The Company issued the Shares without disclosure to the investor under Part 6D.2 of the Act;

2.	As at the date of this notice the Company has complied with:
a.	The provisions of Chapter 2M of the Act (as applicable to the Company); and

b.	Section 674 of the Act; and
3.	As at the date of this notice there is no excluded information (as defined in section 708A (7) of the Act) which is required to be disclosed by the Company.
This notice is given pursuant to a resolution of Directors.
For and on behalf of the Board of Directors of
METAL STORM LIMITED
PETER R WETZIG
Company Secretary

Metal Storm Limited
ACN 064 270 006
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

METAL STORM LIMITED ACN 064 270 006
METAL STORM COMPLETES EQUITY PLACEMENT
BRISBANE, January 5, 2010 — Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
On 16 December Metal Storm announced that it had entered into a formal Subscription Agreement with a private investor, committing to an equity placement of $300,000 by close of business on Friday 18 December, followed by a further $200,000 on or before 5 January 2010.
The Company is pleased to confirm that the investor has today remitted the remaining $200,000 to Metal Storm.
The Company will be issuing 12,500,000 ordinary shares shortly.
ENDS
Company Contact:
Australia
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.

METAL STORM LIMITED ACN 064 270 006

Notice under Section 708A(5)(e) of the Corporations Act
Brisbane, Australia — Tuesday, 5 January 2010: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
On 5 January 2010, Metal Storm Limited (Company) issued 12,500,000 fully paid ordinary shares (Shares).
The Company relies on case 1 in section 708A (5) of the Corporations Act 2001 (Act) in respect of the issue of the Shares.
The Company gives notice under paragraph (5)(e) of section 708A of the Act that:
1.	The Company issued the Shares without disclosure to the investor under Part 6D.2 of the Act;

2.	As at the date of this notice the Company has complied with:
a.	The provisions of Chapter 2M of the Act (as applicable to the Company); and

b.	Section 674 of the Act; and
3.	As at the date of this notice there is no excluded information (as defined in section 708A (7) of the Act) which is required to be disclosed by the Company.
This notice is given pursuant to a resolution of Directors.
For and on behalf of the Board of Directors of
METAL STORM LIMITED
PETER R WETZIG
Company Secretary

Metal Storm Limited
ACN 064 270 006
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

Appendix 3B
New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5
Appendix 3B
New issue announcement,
application for quotation of additional securities
and agreement
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.
Name of entity
     Metal Storm Limited
ABN
     99 064 270 006
We (the entity) give ASX the following information.
Part 1 — All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	1.	Ordinary Shares

		2.	Ordinary Shares

		3.	Ordinary Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1.	44,444,444 Ordinary Shares issued pursuant to an equity line of credit agreement.
		2.	12,500,000 Ordinary Shares issued pursuant to a subscription agreement.

		3.	473,621 Ordinary Shares issued on conversion of 70,166 Convertible Notes.

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 1

Appendix 3B
New issue announcement

3		Principal terms of the +securities (e.g. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	1.	Fully paid ordinary shares issued pursuant to an equity line of credit agreement.

			2.	Fully paid ordinary shares issued pursuant to a subscription agreement.

			3.	Fully paid ordinary shares issued pursuant to conversion of Convertible Notes
4		Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

	•	the date from which they do

	•	the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment	Yes

	•	the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5		Issue price or consideration	1.	$0.018 per share.

			2.	$0.016 per share.

			3.	$0.02 per share, which is 90% of the VWAP of Ordinary Shares during the preceding 30 business days, rounded to the nearest cent (calculated in accordance with the terms of the Trust Deed).

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 2

Appendix 3B
New issue announcement

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1.	Subscription to raise working capital.

		2.	Subscription to raise working capital.

		3.	Ordinary shares issued in accordance with the terms and conditions of Convertible Notes.

		4.	150,000 unquoted options expired on 31 Dec 2009 with an exercise price of $0.40.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1.	5 January 2010

		2.	5 January 2010

		3.	5 January 2010

		4.	31 December 2009

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	849,277,051	Ordinary Shares

		109,401,205	Secured Conv. Notes

		33,040,799	Interest Bearing Conv. Notes

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	90,195,809	Unquoted Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A
Part 2 — Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 3

Appendix 3B
New issue announcement

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or sub-registers) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

20	Names of any underwriters

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 4

Appendix 3B
New issue announcement

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full
through a broker?

31	How do +security holders sell part of their entitlements
through a broker and accept for the balance?

32	How do +security holders dispose of their entitlements
(except by sale through a broker)?

33	+Despatch date

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 5

Appendix 3B
New issue announcement

Part 3 — Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities
(tick one)

(a)	☑	Securities described in Part 1

(b)	☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities
Entities that have ticked box 34(a)
Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 — 1,000
1,001 — 5,000
5,001 — 10,000
10,001 — 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 6

Appendix 3B
New issue announcement

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

• the date from which they do

• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 7

Appendix 3B
New issue announcement

Quotation agreement
1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.
•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.
3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date: 5 January 2010
(Company Secretary)

Print name:	Peter Ronald Wetzig
== == == == ==

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 8

METAL STORM LIMITED ABN 99 064 270 006
Unquoted Options
The outstanding balance at 5 January 2010 is represented by:

	Exercise
Expiry Date	Price	Number of Options
18-Mar-10	$0.400	20,000
31-Mar-10	$0.400	200,000
21-Jun-10	$0.400	578,750
24-Jun-10	$0.400	1,990,000
30-Jun-10	$0.400	200,000
30-Sep-10	$0.400	200,000
31-Dec-10	$0.400	218,750
31-Mar-11	$0.400	193,750
28-Apr-11	$0.400	940,000
30-Jun-11	$0.400	818,750
2-Jul-11	$0.010	5,000,000
30-Sep-11	$0.400	125,000
27-Oct-11	$0.400	506,250
31-Dec-11	$0.400	193,750
8-Mar-12	$0.180	1,000,000
31-Mar-12	$0.400	193,750
30-Jun-12	$0.400	193,750
24-Sep-12	$0.001	76,923,309
30-Sep-12	$0.400	193,750
31-Dec-12	$0.400	168,750
31-Mar-13	$0.400	168,750
30-Jun-13	$0.400	168,750

		90,195,809

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: January 5, 2010	By:	/s/ Peter Wetzig
		Name:	Peter Wetzig
		Title:	Company Secretary